
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)

                                  NESTOR, INC.
                      ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    641074505
                      ----------------------------------
                                 (CUSIP Number)

     William B. Danzell                         Joel M. Handel, Esq.
Silver Star Partners I, LLC         Brown Raysman Millstein Felder & Steiner LLP
         Suite 300                                900 Third Avenue
 The Professional Building                    New York, New York 10022
      2 Corpus Christi                             (212) 895-2000
Hilton Head Island, SC 29938
       (843) 785-2929
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 15, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box
[ ].

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 6 Pages)

--------
1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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------------------------------------------------------------              -------------------------------------------------------
 CUSIP No.          641074505                                    13D       Page   2    of   9   Pages
------------------------------------------------------------              -------------------------------------------------------


==================================================================================================================================
    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                                                          Silver Star Partners I, LLC
----------------------------------------------------------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [ ]
                                                                                                                      (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
    3.     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS
                                                                                                 WC
----------------------------------------------------------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                                          [ ]
----------------------------------------------------------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                              Delaware
----------------------------------------------------------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER                                              8,913,557

      NUMBER OF       ------------------------------------------------------------------------------------------------------------
       SHARES             8.   SHARED VOTING POWER                                                - 0 -
    BENEFICIALLY
   OWNED BY EACH      ------------------------------------------------------------------------------------------------------------
      REPORTING           9.   SOLE DISPOSITIVE POWER                                         8,913,557
     PERSON WITH
                      ------------------------------------------------------------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER                                           - 0 -

----------------------------------------------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                              8,913,557
----------------------------------------------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                                                                        [ ]
----------------------------------------------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                  63.9%
----------------------------------------------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                                                                                                    OO
==================================================================================================================================



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
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 CUSIP No.          641074505                                    13D       Page   3    of   9   Pages
------------------------------------------------------------              -------------------------------------------------------

==================================================================================================================================
    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                                          William B. Danzell
----------------------------------------------------------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [ ]
                                                                                                                      (b) [X]
----------------------------------------------------------------------------------------------------------------------------------
    3.     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS
                                                                                       OO
----------------------------------------------------------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                                          [ ]
----------------------------------------------------------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                     U.S.A.
----------------------------------------------------------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER                                      - 0 -
       NUMBER OF
        SHARES        ------------------------------------------------------------------------------------------------------------
     BENEFICIALLY         8.   SHARED VOTING POWER                                1,145,252*
    OWNED BY EACH
      REPORTING       ------------------------------------------------------------------------------------------------------------
     PERSON WITH          9.   SOLE DISPOSITIVE POWER                                 - 0 -

                      ------------------------------------------------------------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER                           1,145,252*

----------------------------------------------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                  1,145,252*
----------------------------------------------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                                                                        [ ]
----------------------------------------------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                      8.2%*
----------------------------------------------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                                                                                       IN
==================================================================================================================================

* (a) 997,427 of these shares are owned directly by Silver Star Partners I, LLC, of which Mr. Danzell is the Managing Director, and represent Mr. Danzell's proportionate interest in the total 8,913,557 shares owned by Silver Star
Partners I, LLC and disclosed on the immediately preceding page of this Schedule
13D. Mr. Danzell disclaims beneficial ownership of the shares held by Silver
Star Partners I, LLC other than his proportionate interest. (b) 143,625 of these shares are owned through investment management accounts that Mr. Danzell has power of attorney over. Mr. Danzell disclaims beneficial ownership of the shares held by these investment management accounts. (c) 4,200 of these shares are owned directly by Mr. Danzell.




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 CUSIP No.          641074505                                    13D       Page   4    of   9   Pages
------------------------------------------------------------              -------------------------------------------------------

==================================================================================================================================
    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                                         Foundation Partners I LLC
----------------------------------------------------------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [ ]
                                                                                                                      (b) [X]
----------------------------------------------------------------------------------------------------------------------------------
    3.     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS
                                                                                       WC
----------------------------------------------------------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                                          [ ]
----------------------------------------------------------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                    Delaware
----------------------------------------------------------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER                                       - 0 -
      NUMBER OF
        SHARES        ------------------------------------------------------------------------------------------------------------
     BENEFICIALLY         8.   SHARED VOTING POWER                               1,268,399**
    OWNED BY EACH
      REPORTING       ------------------------------------------------------------------------------------------------------------
     PERSON WITH          9.   SOLE DISPOSITIVE POWER                                  - 0 -

                      ------------------------------------------------------------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER                          1,268,399**

----------------------------------------------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 1,268,399**
----------------------------------------------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                                                                        [ ]
----------------------------------------------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                      9.1%**
----------------------------------------------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                                                                                       OO
==================================================================================================================================

** These shares are owned directly by Silver Star Partners I, LLC, of which Foundation Partners I LLC is a member, and represent Foundation Partners I LLC's proportionate interest in the total 8,913,557 shares owned by Silver Star
Partners I, LLC and disclosed in this Schedule 13D. Foundation Partners I LLC disclaims beneficial ownership of the shares held by Silver Star Partners I, LLC other than its proportionate interest.


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 CUSIP No.          641074505                                    13D       Page   5    of   9   Pages
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

==================================================================================================================================
    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                                           L-J, Inc.
----------------------------------------------------------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [ ]
                                                                                                                      (b) [X]
----------------------------------------------------------------------------------------------------------------------------------
    3.     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS
                                                                                WC
----------------------------------------------------------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                                          [ ]
----------------------------------------------------------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                               South Carolina
----------------------------------------------------------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER                                   - 0 -
       NUMBER OF
        SHARES        ------------------------------------------------------------------------------------------------------------
     BENEFICIALLY         8.   SHARED VOTING POWER                              2,061,706***
    OWNED BY EACH
      REPORTING       ------------------------------------------------------------------------------------------------------------
     PERSON WITH          9.   SOLE DISPOSITIVE POWER                              - 0 -

                      ------------------------------------------------------------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER                         2,061,706***

----------------------------------------------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                2,061,706***
----------------------------------------------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                                                                        [ ]
----------------------------------------------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                    14.8%***
----------------------------------------------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                                                                                       OO
==================================================================================================================================

*** These shares are owned directly by Silver Star Partners I, LLC, of which L-J, Inc. is a member, and represent L-J, Inc.'s proportionate interest in the total 8,913,557 shares owned by Silver Star Partners I, LLC and disclosed in this Schedule 13D. L-J, Inc. disclaims beneficial ownership of the shares held by Silver Star Partners I, LLC other than its proportionate interest.

-----------------------------                       ----------------------------
 CUSIP No.   641074505                 13D           Page   6    of   9   Pages
-----------------------------                       ----------------------------


         This Amendment No. 1 amends and restates the statement on Schedule 13D filed by Silver Star Partners I, LLC, William B. Danzell and Foundation Partners I LLC with the Securities and Exchange Commission on February 6, 2003 relating to the common stock, par value $0.01 per share, of Nestor, Inc., a Delaware corporation, and serves as the initial statement on Schedule 13D of L-J, Inc.

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 1 to statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Nestor, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 400 Massasoit Avenue, Suite 200, East Providence, Rhode Island 02914.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The names of the persons filing this Statement are Silver Star Partners I, LLC, a Delaware limited liability company ("Silver Star"), William
B. Danzell ("Mr. Danzell"), Foundation Partners I LLC, a Delaware limited liability company ("Foundation") and L-J, Inc., a South Carolina corporation ("L-J" and together with Silver Star, Mr. Danzell and Foundation, the "Reporting Persons").

         (b) The business address of Silver Star, Mr. Danzell and Foundation is Suite 300, The Professional Building, 2 Corpus Christi, Hilton Head Island, SC 29938. The business address of L-J is 220 Stoneridge Drive, Suite 405, Columbia, SC 29210.

         (c) The principal business of each of (i) Silver Star and (ii) Foundation is investing in securities in order to achieve certain investment objectives. The principal business of L-J is road construction. Mr. Danzell is the Managing Director of Silver Star and is the Chief Executive Officer and a member of the Board of Directors of the Company. He is also the founder and President of Danzell Investment Management, Ltd., an investment management firm located at Suite 300, The Professional Building, 2 Corpus Christi, Hilton Head Island, SC 29938.

         (d) The Reporting Persons have not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Persons have not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Silver Star and Foundation are Delaware limited liability companies, L-J is a South Carolina corporation and Mr. Danzell is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used by the Reporting Persons for the purchase of 4,013,557 shares of the Company's Common Stock was $1,946,575 of working capital of Silver Star.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the Company's Common Stock for investment purposes, and such purchase has been made in the Reporting Persons' ordinary course of business. Pursuant to the filing of an amendment to the Company's Amended and Restated Certificate of Incorporation, providing for a one-for-ten reverse stock split of the Common Stock and an increase in the authorized Common Stock from 10,000,000 shares (post-reverse split) to 20,000,000 shares (post-reverse split), the Reporting Persons invested $1,946,575 in the Company for the purchase of 4,013,557 shares (post-reverse split) of Company Common Stock.

         As a result of the acquisition by the Reporting Persons of 4,013,557 shares of Common Stock on April 15, 2003, a change in control of the Company has occurred. As a result of this change in control, effective as of the

-----------------------------                       ----------------------------
 CUSIP No.   641074505                 13D           Page   7    of   9   Pages
-----------------------------                       ----------------------------

closing of such investment, the Board of Directors of the Company will consist of a maximum of nine (9) members, or such other odd number of members as the Reporting Persons will determine, of which the Reporting Persons will have the right to elect a majority. At the present time the Reporting Persons are not planning to exercise such right but may do so at the Company's annual meeting to be held later in the year.

         The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Company's operations, business strategy or prospects, or from sale or merger of the Company. To evaluate such alternatives, the Reporting Persons will routinely monitor the Company's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Company, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Company pursuant to appropriate confidentiality or similar agreements, proposing changes in the Company's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The table below sets forth the aggregate number of shares of Common Stock and the percentage of the Company's outstanding Common Stock beneficially owned by each Reporting Person.



                                              BENEFICIAL OWNERSHIP
                                    ------------------------------------------

                                    NUMBER OF SHARES   PERCENTAGE OF TOTAL (1)
                                    ----------------   -----------------------


     Silver Star Partners I, LLC      8,913,557 (2)             63.9%

     William B. Danzell               1,145,252 (3)              8.2%

     Foundation Partners I LLC        1,268,399 (4)              9.1%

     L-J, Inc.                        2,061,706 (5)             14.8%



     (1)  Calculations based upon 13,937,668 shares of Common Stock outstanding.

     (2) Silver Star has the sole power to vote or direct the vote of and has the sole power to dispose or direct the disposition of all 8,913,557 shares.

     (3) 997,427 of these shares are owned directly by Silver Star, of which Mr. Danzell is the Managing Director, and represent Mr. Danzell's proportionate interest in the total 8,913,557 shares owned by Silver Star. Mr. Danzell disclaims beneficial ownership of the shares held by Silver Star other than his proportionate interest. 143,625 of these shares are owned through investment management accounts that Mr. Danzell has power of attorney over. Mr.

-----------------------------                       ----------------------------
 CUSIP No.   641074505                 13D           Page   8   of   9   Pages
-----------------------------                       ----------------------------

          Danzell disclaims beneficial ownership of the shares held by these investment management accounts. 4,200 of these shares are owned directly by Mr. Danzell.

     (4) Represents Foundation's proportionate interest in the shares held by Silver Star. Foundation disclaims beneficial ownership of all other shares held by Silver Star.

     (5) Represents L-J's proportionate interest in the shares held by Silver Star. L-J disclaims beneficial ownership of all other shares held by Silver Star.

         (c) During the 60 days preceding the filing of this Statement, the Reporting Persons did not effect any transactions other than the transactions described in Item 3 of this Statement.

         (d) Apart from Mr. Danzell, Foundation and L-J, under the terms of the operating agreement of Silver Star, other members of Silver Star who own approximately 51.45% of Silver Star would share accordingly in dividends and any proceeds from the sale by Silver Star of the Common Stock.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.




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-----------------------------                       ----------------------------
 CUSIP No.   641074505                 13D           Page   9   of   9   Pages
-----------------------------                       ----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 24, 2003




                                                  SILVER STAR PARTNERS I, LLC


                                                  By:  /s/ William B. Danzell
                                                       -------------------------
                                                  Name:    William B. Danzell
                                                  Title:   Managing Director


                                                  /s/  William B. Danzell
                                                  ------------------------------
                                                  William B. Danzell


                                                  FOUNDATION PARTNERS I LLC


                                                  By:  /s/ William B. Danzell
                                                       -------------------------
                                                  Name:    William B. Danzell
                                                  Title:   Managing Member


                                                  L-J, INC.


                                                  By:  /s/ David N. Jordan
                                                       -------------------------
                                                  Name:    David N. Jordan
                                                  Title:   President